IAMGOLD REPORTS 744,000 INDICATED OUNCES AND INCREASES
RESOURCES BY 57% AT THE DIAKHA – SIRIBAYA GOLD PROJECT IN MALI

Toronto, Ontario, January 30, 2019 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced an updated Mineral Resource estimate on its 100% owned Diakha – Siribaya Gold Project, located in western Mali, West Africa. The estimate was completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards incorporated by reference in National Instrument 43-101 (“NI 43-101”).

The Mineral Resource estimate comprises 18.0 million tonnes of Indicated Resources averaging 1.28 grams of gold per tonne for 744,000 ounces and a further 23.2 million tonnes of Inferred Resources averaging 1.58 grams of gold per tonne for 1.2 million ounces.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: “Our delineation drilling program completed over the last two years has not only resulted in a significant increase in resource ounces, but a substantial conversion of Inferred Resources to an Indicated category. Our exploration success at Diakha, coupled with the recently announced results of our feasibility study across the border at our nearby Boto Gold Project in Senegal, continues to demonstrate the exploration upside of our very prospective land holdings in this region of West Africa. My congratulations are extended to the exploration teams on the ground for their outstanding discovery successes.”

The Mineral Resource estimate for the Diakha – Siribaya Gold Project incorporates assay results from 474 diamond and reverse circulation (“RC”) drill holes totaling nearly 73,000 metres completed at the Diakha deposit, and 702 diamond and RC drill holes, totaling approximately 94,000 metres completed at the Zone 1B and Taya Ko zones and along trend as previously estimated by RPA in 2015 (see news release dated February 9, 2016). The estimate was prepared using a block model constrained with 3D wireframes of the principal mineralized domains. Values for gold were interpolated into blocks using a 2-pass inverse distance cubed (ID3) interpolation method for the Diakha deposit and inverse distance squared (ID2) for the Zone 1B – Taya Ko deposits. A preliminary open pit optimization algorithm was run on the estimated grade block model to constrain the resource and to support the CIM requirement that Mineral Resources have ‘reasonable prospects for eventual economic extraction’. The resource estimate assumes a long-term gold price of US$1,500/ounce. Only mineralization contained within the preliminary pit shell has been included in the resource estimate.

The Mineral Resource estimate is summarized in the following table at cut-off grades ranging from 0.35 to 0.45 grams of gold per tonne. The effective date of this resource estimate is December 31, 2018. A supporting NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com within 45 days of this release.

Diakha - Siribaya Project - Mineral Resource Estimate
December 31, 2018

	Indicated Resources			Inferred Resources
Deposit
	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Zone 1B
Laterite	110,000	1.36	4,800	123,000	1.24	4,900
Saprolite	774,000	1.55	38,600	1,670,000	1.33	71,300
Saprock	952,000	2.21	67,700	1,996,000	1.64	105,500
Rock	266,000	2.05	17,500	305,000	1.84	18,000
Zone 1B Total	2,102,000	1.90	128,500	4,094,000	1.52	199,700

Taya Ko
Laterite				163,000	0.92	4,800
Saprolite				616,000	1.06	20,900
Saprock				101,000	0.95	3,100
Rock				2,000	1.56	100
Taya Ko Total				882,000	1.02	28,900

Diakha
Laterite				-	-	-
Saprolite	446,000	1.01	14,500	241,000	0.99	7,700
Saprock	953,000	1.02	31,300	929,000	0.96	28,800
Rock	14,530,000	1.22	569,500	17,033,000	1.66	911,000
Diakha Total	15,929,000	1.20	615,300	18,203,000	1.62	947,500

Total	18,031,000	1.28	743,800	23,179,000	1.58	1,176,100

Notes:
	1.	CIM definitions were followed for classification of Mineral Resources.
	2.	Mineral Resources are estimated at cut-off grades ranging from 0.35 g/t Au to 0.45 g/t Au.
	3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.
	4.	High grade capped assay values vary from 10 g/t Au to 20 g/t Au based on geological area.
	5.	Bulk density varies from 1.55 g/cm3 to 2.67 g/cm3 based on deposit and weathering code.
	6.	The resources are constrained by a Whittle pit shell.
	7.	Numbers may not add due to rounding.
	8.	There are no known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources.

Next Steps

In 2019, exploration and evaluation activities will continue, with approximately 10,000 metres of diamond and reverse circulation drilling planned to target resource expansions at the Diakha deposit and to explore selected priority targets elsewhere on the large property holdings for additional zones of mineralization.

About the Diakha – Siribaya Project

The Siribaya project is wholly owned by IAMGOLD and consists of 8 contiguous exploration permits which cover a total area of 596.5 square kilometres, located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

Gold mineralization is hosted within highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks proximal to the Senegal-Mali Shear Zone. At Diakha, the largest deposit discovered to date on the property, gold mineralization occurs within an albitized and locally brecciated sandstone unit similar to that hosting mineralization at IAMGOLD's Boto gold Project located in Senegal approximately 10 kilometres to the north along strike. A recently completed feasibility study on the Boto Gold Project has demonstrated an attractive future development project (see news release dated October 22, 2018).

With completion of the updated Mineral Resource estimate described above, the project hosts current Mineral Resources comprising Indicated Resources of 18.0 million tonnes averaging 1.28 grams of gold per tonne for 744,000 ounces and Inferred Resources of 23.2 million tonnes averaging 1.58 grams of gold per tonne for 1.2 million ounces.

Technical Information and Quality Control Notes

The Mineral Resource estimate, including verification of the data disclosed, has been completed by Roscoe Postle Associates Inc. (“RPA”) and has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Tudorel Ciuculescu, P. Geo., who is a Senior Geologist with RPA. Mr. Ciuculescu is an independent qualified person as defined by NI 43-101, and has reviewed and approved the contents of this release.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core and RC chips are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Rock chips from Reverse Circulation drilling are collected at the rig site, at one metre intervals, under the direct supervision of IAMGOLD geologists and field technicians. Samples are riffle split to obtain two 3 kg samples. One sample is retained for reference purposes and the other sample is sent for assay.

Drill core (HQ and NQ size) samples were selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core was retained at the site for reference purposes. Drill core sample intervals are generally one metre in length.

The samples were assayed at the SGS Minerals Analytical Laboratory in Bamako, Mali, using a standard fire assay with a 50-gram charge and an Atomic Absorption finish (FAA505). All samples returning values greater than 10 g/t Au were re-assayed using a gravimetric finish (FAG505).

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “to earn”, “to have’, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred Resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not Mineral Reserves do not have demonstrated economic viability.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
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